Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK

(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2010	2009	2008
	(in thousands)

Weighted average number of shares outstanding:
Class A	56,134	56,151	57,755

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal's shareholders	$(64,645)	(19,481)	$(15,866)
Income from discontinued operations, net of tax	19,903	--	--
Net (Loss) income attributable to Ampal's shareholders	$(44,742)	(19,481)	$(15,866)
Earnings per share of Class A Stock:
Loss income from continuing operations	$(1.15)	(0.35)	$(0.27)
Income (loss) from discontinued operations, net of tax	0.35	--	--
	$(0.80)	(0.35)	$(0.27)

Shares used in calculation	56,134	56,151	57,755